

Mail Stop 7010

October 31, 2008

via U.S. mail and facsimile

William M. Cook, Chief Executive Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, Minnesota   55431

> RE: **Donaldson Company, Inc.**
>   **Form 10-K for the Fiscal Year Ended July 31, 2008**
>   **Filed September 26, 2008**
>   **Schedule 14A Filed on October 6, 2008**
>   **File No. 1-7891**

Dear Mr. Cook:

　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Fiscal 2008 Compared to Fiscal 2007, page 12

1. In future filings, please expand/revise your results of operations discussion for each period presented to address the following items, at a minimum:

- Quantify the impact of each factor you identify when multiple and/or offsetting factors contribute to fluctuations. For example, quantify the investment you made in information technology to improve your customer support capabilities and enhance your internal system infrastructure capabilities, which impacted your operating expenses for fiscal year 2008. Another example is your discussion of Off-Road Products' sales where you attribute the increase to (a) the acquisition of Aerospace Filtration Systems, Inc. in March 2007; (b) replacement parts growth in the defense business; (c) new vehicle programs in the defense business; (d) retrofit programs in the defense business; (e) strong sales in the agriculture market; (f) strong sales in the mining market; (g) strong sales in the non-residential construction market; which were offset by (h) decrease in residential construction markets without quantification of any of these factors. Refer to Item 303(A)(3)(iii) of Regulation S-K.
- We note that your CODM uses earnings before income taxes as your segment profit measure. In addition to providing a discussion of gross margin and operating expenses at a consolidated level, please also include a discussion and analysis of your segment's earnings before income taxes as a percentage of segment sales for each period presented. Refer to Item 303(A) of Regulation S-K.
- Provide a more detailed analysis of the factors that impact the areas comprising your income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on net sales, gross profit margins, selling, general and administrative expenses as a percentage of net sales, segment earnings before income taxes as a percentage of net sales, et cetera. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management.
  - o We note that you attribute several factors to the changes in net sales of the various product lines included within each of your reportable segments, including distinguishing between US sales and international sales. However, you provide limited insight as to the causes behind each of those factors. For example, you did not explain to investors why you had strong sales in the agriculture, mining and non-residential construction markets versus a decrease in sales in the residential construction markets. If you believe you included such discussion and analysis elsewhere in your Form 10-K, please consider providing investors with a reference as to where such discussion is located.
  - o Please consider including an analysis of the historical and current trends in each of the more significant end markets you service, as the trends in your end markets appear to be the significant factors impacting your operating results. Such discussion and analysis may also address some of the concerns raised in the above sub-bullet.

o   We note your disclosure on page 4 that your financial performance can be impacted by your product mix in a given period. We further note your reference to a favorable product mix as a factor contributing to your increased gross margin for fiscal 2008. As such, please ensure you include an analysis of how the changes in the mix of your products impacted gross margin.

o   Please ensure you have included a discussion of all material factors impacting your operating results. For example, we note your discussion of the rising commodity costs and the impact your use of the LIFO method for inventory costing in the US had on your operating results and taxes during your fourth quarter earnings call. However, it does not appear as though such an analysis was included within MD&A. We also note your discussion of pricing actions in response to growing commodity costs for your raw materials including your policy regarding the timing of your pricing actions. It would appear that such information may be helpful to investors in assessing your net sales and profit margins along with quantifying the impact any pricing increases have to your net sales.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. Please also note that the above are suggestions as to how to improve upon your discussion and analyses of the areas that could be improved upon. Management should consider these suggestions but arrive at its own conclusions as to how best address the areas noted for improvement. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Note A Summary of Significant Accounting Policies, page 31

Foreign Currency Translation, page 31

2. In future filings, please disclose
   - Your foreign operations that you do not use the local currency as the functional currency;
   - The currency you are using as these foreign operations' functional currency; and
   - The reason the local currency is not the foreign operations' functional currency.

   If you believe such disclosure is not required as these foreign operations are immaterial in the aggregate, please remove your reference to "most" foreign operations in your discussion of your foreign operations' functional currency. Refer to paragraphs 5-11 of SFAS 52 for guidance.

Recoverability of Long-Lived Assets, page 32

3. We note your statement, "[i]f impairment indicators are present and estimated future undiscounted cash flows are less than the carrying value of the assets, the carrying value is reduced to estimated fair value as measure by the undiscounted cash flows." It is unclear what you mean by "as measured by the undiscounted cash flows", as this amount is not fair value. Please revise your disclosure in future filings to clarify. Refer to 7 of SFAS 144 for guidance.

Note E Derivatives and Other Financial Instruments, page 38

4. In future filings, please disclose the value of the forward exchange contracts outstanding for each period presented. Refer to paragraph 44C of SFAS 133 for guidance.

5. We note your reference to interest rate swaps here and in your market risk discussion within MD&A. Please include the necessary disclosures for your interest rate swaps required by SFAS 133 as amended. Otherwise please confirm to us and revise your disclosures in future filings to clarify that the interest rate swaps for each period presented are immaterial.

Note K Commitments and Contingencies, page 52

6. In future filings, please revise your warranty reserves rollforward to separately present changes in the liability related to warranties issued during the reporting period from changes in the liability for preexisting warranties/changes in estimates. Refer to paragraph 14.b. of FIN 45 for guidance. Please also disclose the material terms of your warranties and how you estimate your warranty reserve. Refer to paragraph 14.a. of FIN 45 for guidance.

7. We note your statement regarding litigation, "[t]he Company does not consider any of such proceedings that are currently pending to be likely to result in a material adverse effect on the Company's consolidated financial position or results of operations." The language you use to describe these loss contingencies is not contemplated by SFAS 5. Please revise your disclosure in future filings to clarify whether you believe it is probable, reasonably possible or remote that losses could be material. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Please also revise your disclosure in future filings to address the materiality of your litigation to your liquidity in addition to your financial position and results of operations. Refer to paragraphs 8-10 of SFAS 5 for guidance.

Item 15. Exhibits and Financial Statements Schedules, page 56

8. Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain limited exceptions. See Item 10(d) of Regulation S-K. We note that the following documents you incorporate by reference into the Form 10-K have been on file with the Commission for more than five years and do not appear to satisfy any of the exceptions listed in Item 10(d):

10-B	1980 Master Stock Compensation Plan as Amended
10-C	Form of Performance Award Agreement under 1991 Master Stock Compensation Plan
10-E	Deferred Compensation Plan for Non-employee Directors as amended
10-F	Independent Director Retirement and Benefit Plan as amended
10-I	1991 Master Stock Compensation Plan as amended
10-J	Form of Restricted Stock Award under 1991 Master Stock Compensation Plan
10-K	Form of Agreement to Defer Compensation for certain Executive Officers
10-L	Stock Option Program for Non-employee Directors
10-M	Note Purchase Agreement among Donaldson Company, Inc. and certain listed Insurance Companies Dated as of July 15, 1998

In future filings, please revise accordingly.

Schedule 14A Filed on October 6, 2008

Director Compensation, page 13

9. We note the disclosure in the second sentence of the first paragraph regarding the director stock ownership requirement. In future filings, please disclose whether each director is in compliance with this requirement.

Compensation Process, page 19

10. We note the disclosure regarding Towers Perrin's recommendations. Please tell us, with a view toward future disclosure, whether any recommendations were not adopted and the reason(s) for not adopting them.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Andrew Schoeffler at (202) 551-3748, or in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767.

Sincerely,

Terence O'Brien
Accounting Branch Chief